Exhibit 99.8

CONSENT OF EXPERT

I, Jeffrey Volk, do hereby consent to the filing of the resources information related to the El Chante, the Young Davidson – Open Pit, the Young Davidson – Underground, the Kemess Underground and the Orion Underground in the Annual Information Form (the “AIF”) of AuRico Gold Inc. (the “Company”) for the year ended December 31, 2013 and the use of my name in the Annual Information Form and Annual Report on Form 40-F of the Company for the year ended December 31, 2013, filed with the United States Securities and Exchange Commission, and any amendments thereto, and the incorporation by reference into the Form F-3 (File No. 333-189227) of the Company and any Registration Statement on Form S-8 of the Company filed with the United States Securities and Exchange Commission, of the Company’s AIF and Annual Report on Form 40-F.

Dated March 3, 2014	By: /s/ Jeffrey Volk
Jeffrey Volk
AuRico Gold Inc.
Director Reserves and Resources